UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2025

Vincent C. Simonelli
CEO and CFO
Dream Homes & Development Corp.
314 South Main Street
Forked River, New Jersey 08731

Re: Dream Homes & Development Corp.
Form 10-K for the period ended December 31, 2024
File No. 000-55445

Dear Vincent C. Simonelli:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the period ended December 31, 2024

General

1. On August 12, 2025, the Commission entered into an order instituting settled administrative proceedings against Olayinka Oyebola & Co. and its sole audit partner Olayinka Temitope Oyebola (individually and together OO&Co.). Please refer to the order on the SEC's website at https://www.sec.gov/files/litigation/admin/2025/34-103689.pdf. Because OO&Co. has been suspended from appearing or practicing before the Commission, issuers that have engaged OO&Co. to audit or review financial information to be included in any Exchange Act filings to be made on or after the date of the Order will need to engage a new qualified, independent, PCAOB-registered public accountant.

Report of Independent Registered Public Accounting Firm, page F-2

2. We note that your auditor's report does not include the elements required under PCAOB Auditing Standard 3101. Please amend your filing to include an auditor's report for the years ended December 31, 2024 and 2023 that fully complies with PCAOB standards.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kellie Kim at 202-551-3129 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction